Exhibit 1.4

ANACONDA FORMALLY COMMENCES TAKEOVER BID FOR MARITIME RESOURCES CORP. AT 64% PREMIUM TO CREATE EMERGING CANADIAN GOLD PRODUCER WITH SIGNIFICANT GROWTH PROFILE

TORONTO, ON — April 13, 2018 — Anaconda Mining Inc. (“Anaconda” or the “Company”) — (TSX:ANX) is pleased to announce that it has made a formal offer (the “Offer”) to acquire all of the issued and outstanding common shares (“Maritime Shares”) of Maritime Resources Corp. (TSX-V:MAE) (“Maritime”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Maritime dated March 15, 2018, in exchange for consideration of 0.390 of a common share of Anaconda (“Anaconda Share”) for each Maritime Share (the “Offer Consideration”).  The Offer includes Maritime Shares that may become issued and outstanding after the date hereof but prior to the expiry time of the Offer upon the exercise, conversion or exchange of any securities of Maritime that are exercisable for, convertible into or exchangeable for Maritime Shares (“Convertible Securities”), other than the SRP Rights.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON JULY 27, 2018, UNLESS THE OFFER IS ABRIDGED, EXTENDED OR WITHDRAWN (the “Expiry Time”).

Holders of Maritime Shares (“Maritime Shareholders”) depositing Maritime Shares will be deemed to have deposited all SRP Rights associated with such Maritime Shares.  No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Company will be allocated to the SRP Rights.

The Offer, which is subject to certain terms and conditions, is set forth in the offer to purchase and related take-over bid circular dated April 13, 2018 (the “Offer to Purchase and Circular”), a copy of which has been filed with the securities regulatory authorities in Canada and is available through the Internet at www.sedar.com and furnished to the Securities and Exchange Commission and is available through the internet at www.sec.gov.

The Offer Consideration represents $0.16 per Maritime Share and represents a premium of approximately 64%, based on the 20-day volume weighted average prices of the Maritime Shares on the TSX Venture Exchange (“TSX-V”) and the Anaconda Shares on the Toronto Stock Exchange (“TSX”) immediately preceding the date the Offeror announced its intention to make an offer to Maritime Shareholders.  All dollar amounts in this news release are in Canadian dollars, unless otherwise specified.

Anaconda is committed to honouring all obligations, including royalty unit obligations with arm’s length parties. For many of the reasons noted below under Benefits of the Offer to Maritime Shareholders, Anaconda believes these parties will realize greater value from these arrangements compared to Maritime’s existing business plan.

“Anaconda has a clear growth strategy in Atlantic Canada, which includes acquiring gold projects that could benefit from the experience of our management team and the substantial infrastructure we already have in place. By accepting the Offer, Maritime Shareholders have the opportunity to realize a significant premium and participate in the upside of not only the Green Bay Project, but also Anaconda’s projects. As a larger gold producer and developer, and a leader in Atlantic Canada, the pro forma company will have a greater market presence, leading to higher liquidity, lower cost of capital, and expanded financing options. With this combination, Maritime Shareholders will finally be able to realize the value that has eluded them to date.”

~ Dustin Angelo, President and CEO, Anaconda Mining Inc.

BENEFITS OF THE OFFER TO MARITIME SHAREHOLDERS

Anaconda believes that the Offer is compelling, and represents a superior alternative to continuing the course set by the current Maritime Board and management of Maritime, for the following reasons:

1.              Significant premium to Maritime Shareholders —  The Offer Consideration represents $0.16 per Maritime Share and represents a premium of approximately 64%, based on the 20-day volume weighted average prices of the Maritime Shares on the TSX-V and the Anaconda Shares on the TSX immediately preceding the date the Offeror announced its intention to make an offer to Maritime Shareholders.

2.              Development of Maritime’s Green Bay Property will be substantially accelerated and significant capital and operating cost synergies can be achieved — Maritime Shareholders will benefit from the Company’s well trained workforce, disciplined management team, and proven infrastructure at the Point Rousse Project:

•                  Maritime’s Green Bay Property cannot be placed into production unless Maritime is first able to permit and construct a mill and tailings facility, which would take extensive capital (that is not available to Maritime) and time;

•                  Maritime’s pre-feasibility technical report titled “Pre-Feasibility Technical Report, Green Bay Property” with an effective date of March 2, 2017 (the “Green Bay Property Technical Report”), provides for the transport of ore from the Green Bay Property to the Nugget Pond Mill for processing, which would require Maritime to enter into a toll milling agreement with the current operators of the mill, Rambler Metals and Mining PLC (“Rambler Metals”), thereby incurring additional costs and time. In addition, for the existing Nugget Pond Mill to be available to process ore from the Green Bay Property, Rambler Metals would have to either divert its current processing operations to another mill or build a new grinding circuit. Construction of a new grinding circuit would require capital that Rambler does not currently have available;

•                  By using the Company’s Pine Cove Mill, which is already operating and has available capacity to process additional ore, the Green Bay Property can reach production sooner than Maritime’s ability to construct a stand-alone facility or make use of the Nugget Pond Mill;

•                  Haulage and associated transportation costs should be materially reduced by using the Pine Cove Mill rather than the Nugget Pond Mill for processing ore. Pine Cove Mill is the closest operating mill to the Green Bay Property and is located approximately 50 kilometres closer than the Nugget Pond Mill;

•                  Milling cost at the Company’s Pine Cove Mill has averaged approximately $20 per tonne, which is approximately 40% lower than the processing cost of $32.89 per tonne quoted in the Green Bay Property Technical Report;

•                  The Point Rousse Project’s in-pit tailings facility is fully permitted and has approximately 15 years of capacity (based on current throughput rates) whereas permitting and additional tailings construction work would still be required for use of the Nugget Pond Mill;

•                  The Company expects that it would achieve similar recovery rates as historic results of ore processed at the Nugget Pond Mill by using a whole ore leach process at the Pine Cove Mill to process ore from the Green Bay Property;

•                  As an existing gold producer, the pro forma company would leverage certain administrative and managerial functions at the Point Rousse Project for the benefit of the Green Bay Property; and

•                  Improved economics should lead to larger mineral resource and mineral reserve estimates in the future.

3.              Continued participation in a growing gold producer and developer in Atlantic Canada — Maritime Shareholders will continue to benefit from any future increases in value associated with development of Maritime’s Green Bay Property.  Maritime Shareholders will also benefit from the current production and cash flow being generated by the Company from its Point Rousse Project as well as the value being created through the development and mineral resource expansion potential of the Goldboro Project in Nova Scotia.  Maritime Shareholders will own approximately 23.9% of Anaconda if the Offer is successful.

4.              Mitigates Maritime Shareholders’ exposure to single asset risks —  The Green Bay Property is Maritime’s only material property and Maritime Shareholders are therefore exposed to significant single asset permitting, development and financing risk.  Maritime Shareholders can benefit from diversification and mitigate such risk through access to additional mineral projects provided by the Company.

5.              Provides exposure to an enlarged mineral resource and mineral reserve portfolio and growth fueled by established gold production with strong re-rating potential — The pro forma company would have a significantly larger mineral reserve and mineral resource portfolio with growth potential in both Newfoundland and Nova Scotia.  Combining current production at the Point Rousse Project with the development of the Goldboro Project and the Green Bay Property would create a substantial production growth profile that should result in a re-rating of the stock in line with producer multiples.

6.              Enhanced market profile to support increased liquidity, lower cost of capital and increased financing options — Maritime Shareholders will receive Anaconda Shares, which are listed and trade on the TSX, which represents a significantly larger group of investors and capital.  Moreover, the market capitalization of the combined entity is initially expected to be in excess of $54 million, prior to the potential for a significant re-rating, which should provide greater capital markets presence, additional analyst coverage and liquidity, which has the potential to reduce the cost of capital and expand financing options.  Shares listed on the TSX versus the TSX-V and those with larger market capitalizations generally trade with less volatility.

7.              Experienced Board and Management — Anaconda has an experienced board of directors and management team:

•                  Approximately 10 years of gold production experience in Newfoundland and Labrador, generating significant project level cash flow;

•                  Successful development of several gold mines, specifically in Newfoundland and Labrador, as well as other jurisdictions;

•                  Extensive experience with the provincial permitting process;

•                  Long-standing, positive relationships with the Newfoundland and Labrador government, local communities and suppliers;

•                  High quality corporate governance, operational cost control and cash management;

•                  Extensive capital markets and capital raising experience necessary for mine development; and

•                  Strong corporate culture with a track record of capitalizing on innovative opportunities such as selling mine waste rock from the Company’s Pine Cove pit as a construction aggregates product.

8.              Prudent stewards of shareholders’ capital — The Company has been able to significantly increase its market capitalization through prudent investment in mineral properties and capital expenditures. Since July 6, 2016, when it first submitted a formal letter of intent with a premium offer to Maritime, the Anaconda Shares issued and outstanding have increased approximately 138% while the Company’s market capitalization has risen over 225%.  In contrast, the issued and outstanding Maritime Shares increased approximately 104% since July 2016 and the market capitalization of Maritime has only increased in value by approximately 85%, effectively generating a loss of shareholder value in real terms over nearly the past two years.

9.              Commitment to social and environmental responsibility — The Company has built a brand name and reputation as a socially responsible operator in Atlantic Canada, particularly in Newfoundland. The Company’s commitment to social and environmental responsibility is a conscious part of its daily operating protocol and has been recognized by regional and national organizations.

10.       Support of Maritime Shareholders —  The Company has entered into Lock-up Agreements with Maritime Shareholders holding 12.2% of the issued and outstanding Maritime Shares.

11.       Potential for downward share price impact if the Offer is not accepted — The Offer represents a significant premium to the market price of Maritime Shares prior to the public announcement of the Company’s interest to acquire Maritime. If the Offer is not successful and no competing transaction is made, the Company believes the trading price of Maritime Shares may decline to pre-Offer levels or lower.

CONDITIONS OF THE OFFER

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at the Expiry Time or such earlier or later time during which Maritime Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter, including: (i) there having been validly deposited under the Offer, and not withdrawn, that number of Maritime Shares representing more than 50% of the outstanding Maritime Shares; (ii) there having been validly deposited under the Offer and not withdrawn, that number of Maritime Shares representing at least 66 2/3% of the outstanding Maritime Shares (calculated on a fully diluted basis); (iii) certain regulatory approvals and other third party consents having been obtained that Anaconda considers necessary in connection with the Offer; (iv) there not having occurred, prior to the expiry date of the Offer, any event, change, circumstance, development or occurrence that constitutes a material adverse effect or could give rise to a material adverse effect; and (v) approval of Anaconda shareholders to issue the Anaconda Shares pursuant to the Offer.   Anaconda expects that it will call a meeting of its shareholders to consider a resolution to approve the issuance of the Anaconda Shares in connection with the Offer prior to the Expiry Time.

The Offer is subject to certain other conditions in addition to those listed above. A more detailed discussion of the conditions to the consummation of the Offer can be found in the Offer to Purchase and Circular.

Subject to the terms and conditions of the Offer, the Company will take up the Maritime Shares immediately following the Expiry Time and pay for the Maritime Shares deposited under the Offer as soon as possible, but in any event not later than three (3) business days after taking up such Maritime Shares.

Subject to applicable laws, the Company reserves the right to withdraw, vary the terms of, extend, or terminate the Offer and to not take up and pay for any Maritime Shares deposited to the Offer unless each of the conditions of the Offer is satisfied or waived, as applicable, at or prior to the Expiry Time.

ADDITIONAL DETAILS OF THE OFFER

Full details of the Offer are included in the Offer to Purchase and Circular, the related letter of transmittal, and the notice of guaranteed delivery (collectively, the “Offer Documents”),  which are filed on SEDAR at www.sedar.com and have been mailed to Maritime Shareholders, holders of Convertible Securities, and other persons who are entitled to receive those documents under applicable laws.

The Depositary and Information Agent for the Offer is Kingsdale Advisors. Questions and requests for assistance, including assistance with respect to tendering your Maritime Shares, together with the associated SRP Rights, to the Offer, or requests for additional copies of the Offer Documents, may be directed to Kingsdale Advisors by telephone at 1-855-682-2031 (toll free in North America), or 416-867-2271 (collect calls outside North America), or by email at contactus@kingsdaleadvisors.com.

CONFERENCE CALL

Anaconda is hosting a conference call on Monday, April 16, 2018 at 10:00 am EDT for investors and interested parties to discuss the Offer. The purpose of the call is to review the Offer, explain the rationale, and answer any questions about the Offer.

The call-in information is as follows:

Local access — Toronto: 416-764-8646

Toll free — North America: 1-888-396-8049

ADVISORS

Anaconda’s financial advisor is PI Financial and its legal advisors are Cassels Brock & Blackwell LLP in Canada, and Neal, Gerber & Eisenberg LLP in the United States.  The Depositary and Information Agent for the Offer is Kingsdale Advisors.

NOTICE TO MARITIME SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a foreign company.  The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in, or incorporated by reference into, the Offer to Purchase and Circular, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the Company may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Offer will not be made in, nor will deposits of securities be accepted from a person in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

FILING OF AMENDED MD&A

Anaconda has filed an amended annual management’s discussion and analysis as at and for the seven month period ended December 31, 2017 (“MD&A”).  The MD&A has been updated to reflect a third year of Selected Annual Information, which was omitted from the initial filing.

ABOUT ANACONDA MINING INC.

Anaconda is a TSX-listed gold mining, exploration and development company, focused in the prospective Atlantic Canadian jurisdictions of Newfoundland and Nova Scotia. The Company operates the Point Rousse Project located in the Baie Verte Mining District in Newfoundland, comprised of the Pine Cove open pit mine, the fully-permitted Pine Cove Mill and tailings facility, the Stog’er Tight Mine and the Argyle deposit, as well as approximately 5,800 hectares of prospective gold-bearing property. Anaconda is also developing the Goldboro Project in Nova Scotia, a high-grade Mineral Resource.

The Company also has a pipeline of organic growth opportunities, including the Great Northern Project on the Northern Peninsula and the Tilt Cove Property on the Baie Verte Peninsula.

QUALIFIED PERSON

Gordana Slepcev, P. Eng., Chief Operating Officer, Anaconda, is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this news release.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, the Offer, the completion of the Offer and related transactions,  the Company’s future exploration, development and operational plans, including the development of the Green Bay Property, the reduction in haulage and transportation costs, the speed and ability to place the Green Bay Property into production, expected processing recovery rates, the ability to leverage synergies, potential  increases in the Company’s value and production growth profile, the potential re-rating of the stock in line with producer multiples, and exposure to increased liquidity, lower cost of capital and increased financing options. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Anaconda to be materially different from those expressed or implied by such forward-looking information, including risks associated with the exploration, development and mining such as economic factors as they effect exploration, future commodity prices, changes in foreign exchange and interest rates, actual results of current production, development and exploration activities, government regulation, political or economic developments, environmental risks, permitting timelines, capital expenditures, operating or technical difficulties in connection with development activities, employee relations, the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of resources, contests over title to properties, and changes in project parameters as plans continue to be refined as well as those risk factors discussed in the Offer to Purchase and Circular and annual information form for the seven month period ended December 31, 2017, both available on www.sedar.com.  Although Anaconda has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Anaconda does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

FOR ADDITIONAL INFORMATION CONTACT:

Anaconda Mining Inc. Dustin Angelo President and CEO (647) 260-1248 dangelo@anacondamining.com www.AnacondaMining.com

Anaconda Mining Inc.
Lynn Hammond
VP Public Relations
(709) 330-1260
Lhammond@anacondamining.com

Reseau ProMarket Inc.
Dany Cenac Robert
Investor Relations
(514) 722-2276 x456
Dany.Cenac-Robert@ReseauProMarket.com